    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 5, 2002

                                                      REGISTRATION NO. 333-91500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                              DT INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                    DELAWARE                                           44-0537828
          (State or Other Jurisdiction                              (I.R.S. Employer
        of Incorporation or Organization)                          Identification No.)

                             907 WEST FIFTH STREET
                               DAYTON, OHIO 45407
                                 (937) 586-5600
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               DENNIS S. DOCKINS
                                GENERAL COUNSEL
                              DT INDUSTRIES, INC.
                             907 WEST FIFTH STREET
                               DAYTON, OHIO 45407
                                 (937) 586-5600
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                    COPY TO:

                                 ADAM R. KLEIN
                          KATTEN MUCHIN ZAVIS ROSENMAN
                       525 WEST MONROE STREET, SUITE 1600
                          CHICAGO, ILLINOIS 60661-3693
                                 (312) 902-5200

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED DECEMBER 5, 2002


PROSPECTUS

                               15,760,658 SHARES

                              DT INDUSTRIES, INC.
                                  COMMON STOCK

     This prospectus relates to the offer and sale from time to time of up to 15,760,658 shares of our common stock, including the associated preferred stock purchase rights, by the stockholders identified in this prospectus. Of these shares, 2,500,000 are issuable upon the conversion of preferred securities of our wholly-owned subsidiary trust by certain of the selling stockholders. We will not receive any proceeds from the sale of the shares.


     Our common stock is listed on the Nasdaq National Market under the symbol "DTII." On December 4, 2002, the closing price of our common stock as reported on the Nasdaq National Market was $2.60 per share.


     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                 The date of this Prospectus is          , 2002

     You should rely only on the information contained or incorporated by reference in this prospectus or in any supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.


     Our principal executive offices are located at 907 West Fifth Street, Dayton, Ohio 45407, and our telephone number is (937) 586-5600. Our web site is www.dtindustries.com. Information contained in our web site is not incorporated by reference into this prospectus, and you should not consider information contained in our web site as part of this prospectus. All references in this prospectus to our common stock include the associated preferred stock purchase rights.


                             ---------------------

                               TABLE OF CONTENTS


Where You Can Find More Information.........................     1
Prospectus Summary..........................................     2
Risk Factors................................................     5
Cautionary Note Regarding Forward-Looking Statements........    14
Use of Proceeds.............................................    15
Selling Stockholders........................................    15
Plan of Distribution........................................    18
Legal Matters...............................................    20
Experts.....................................................    20
Documents Incorporated by Reference.........................    21


                             ---------------------

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the SEC's regional offices at 175 West Jackson Street, Suite 900, Chicago, Illinois 60661 and 223 Broadway, New York, New York 10279. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http:// www.sec.gov."

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The registration statement contains more information about us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the addresses or web site listed above.

                               PROSPECTUS SUMMARY

     This summary highlights only some of the information contained or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read carefully this entire prospectus and the information incorporated by reference, including the "Risk Factors" section and our consolidated financial statements and notes to those financial statements incorporated by reference, before making an investment decision.

OUR BUSINESS

     We are an engineering-driven designer, manufacturer and integrator of automated production equipment and systems used to manufacture, test or package a variety of industrial and consumer products. Our business strategy is to provide, develop and market complementary technologies and capabilities to supply customers with integrated processing, assembly, testing and packaging systems for their products.


     Through the end of fiscal 2002, we primarily operated in two business segments -- Automation and Packaging. We announced in March 2002 that we were reorganizing our operations into four business segments: Material Processing, which consists of two divisions, Precision Assembly, Assembly and Test, which consists of two divisions, and Packaging Systems. This new structure is designed to allow us to streamline product offerings, capitalize on the combined strength of operating units, reduce overlap in the marketplace and improve capacity utilization, internal controls, financial reporting and disclosure controls. We began reporting financial results for these four new business segments in our Form 10-Q for the fiscal quarter ended September 29, 2002. On December 5, 2002, we filed a Form 8-K with the SEC that contained reclassified audited consolidated financial statements for the prior three fiscal years that reflect our new reportable business segments.


     DT MATERIAL PROCESSING manufactures special machines, automated systems, tooling and fixturing, the Peer(TM) brand of automated welding systems, high-speed rotary presses and plastic processing machines and equipment for a wide variety of products, such as appliances, electronics, building construction, hardware, cosmetics, food and beverage, toys, and automotive accessories. The DT Material Processing segment is comprised of the Detroit Tool and Engineering and DT Converting Technologies divisions.

     DT PRECISION ASSEMBLY designs, manufactures and integrates custom precision assembly systems, primarily for customers in the medical, electronics, consumer, bioscience and automotive markets.

     DT ASSEMBLY AND TEST designs and builds custom non-synchronous assembly systems, rotary dial assembly systems, electrified monorail material handling systems, fuel injection, engine and transmission test systems, and lean assembly systems, primarily for customers in automotive-related, electronics and heavy equipment markets. The Assembly and Test segment is comprised of the DT Assembly and Test -- North America and DT Assembly and Test -- Europe divisions.

     DT PACKAGING SYSTEMS designs and builds proprietary machines and integrated systems utilized for packaging, liquid filling or tube filling applications that are marketed under individual brand names and manufactured for specific industrial applications using designs we own or license, primarily for customers in the pharmaceutical, nutritional, food, cosmetic, toy and chemical industries.

RECENT DEVELOPMENTS

     RECAPITALIZATION TRANSACTION. On June 20, 2002, we consummated a significant financial recapitalization transaction pursuant to which we:

     - amended the credit agreement with our lenders to, among other things, extend the maturity date under our senior credit facility from July 2, 2002 to July 2, 2004, repay approximately $18.5 million of our outstanding indebtedness under the senior credit facility using proceeds from a private placement of our common stock, reduce the total revolving loan commitment under the facility to $70.4 million and modify various financial covenants;

     - sold an aggregate of 7,000,000 shares of our common stock at a purchase price of $3.20 per share in a private placement; and

     - issued an aggregate of 6,260,658 shares of our common stock in exchange for $35.0 million of the outstanding preferred securities of our wholly-owned subsidiary trust, plus approximately $15.1 million of accrued and unpaid distributions on the trust preferred securities, at an exchange rate of $8.00 per share, and amended the terms of the $35.0 million of trust preferred securities that have remained outstanding following the closing of the recapitalization to, among other things, reduce their conversion price from $38.75 to $14.00 per share, shorten their maturity date from May 31, 2012 to May 31, 2008 and provide for a "distribution holiday" pursuant to which distributions will not accrue from April 1, 2002 through July 2, 2004.

     The recapitalization transaction was necessary because we would not have been able to meet our obligations under our senior credit facility if it had matured on July 2, 2002, as originally scheduled. In order to obtain the extension of our senior credit facility, we determined that it was necessary to concurrently (1) raise additional equity in the private placement to help pay down some of the outstanding indebtedness under the facility and (2) reduce the subordinated debt held by our wholly-owned subsidiary trust by exchanging half of the trust's outstanding preferred securities, plus accrued and unpaid cash distributions, for equity. In connection with the recapitalization transaction, we agreed to file this registration statement with the SEC to register the resale of the shares of common stock issued, or issuable, as applicable, in the private placement and the exchange and restructuring of the trust preferred securities.

     RECENT RESTATEMENT OF HISTORICAL FINANCIAL RESULTS. As publicly announced on August 6, 2002 (prior to the public announcement of our consolidated financial results for the fiscal year ended June 30, 2002), we discovered that we were required to make accounting adjustments to our previously reported audited consolidated financial results for the fiscal years ended June 24, 2001, June 25, 2000 and June 27, 1999, as well as our previously reported unaudited consolidated financial results for the first three fiscal quarters of 2002, due to an overstatement of the balance sheet account entitled costs and estimated earnings in excess of amounts billed on uncompleted contracts ("CIE"). The CIE balance is comprised of estimated gross margins recognized to date plus actual work-in-process costs incurred to date less billings/deposits to date. The overstatement of CIE occurred at our Assembly Machines, Inc. ("AMI") subsidiary, a small facility located in Erie, Pennsylvania that has historically been part of our Automation segment. This CIE overstatement resulted in a corresponding understatement of cost of sales because CIE represents project costs that have been expended, but are still available to be billed; therefore, the overstatement in CIE included available to bill amounts that should have been expensed to cost of sales in prior periods. The cumulative amount of the accounting adjustments increased the aggregate pre-tax loss reported during the impacted periods by $6.5 million and increased the aggregate net loss after taxes reported during the impacted periods by $4.2 million. Our restated audited consolidated financial statements as of, and for the fiscal year ended, June 24, 2001 and our restated audited consolidated statement of operations, changes in stockholders' equity and cash flows for the year ended June 25, 2000 are included on pages F-3 through F-6 of our Form 10-K for the fiscal year ended June 30, 2002, which is incorporated by reference herein, and Note 16 to the audited consolidated financial statements included therein. Restated selected consolidated financial data for those two fiscal years, as well as the fiscal year ended June 27, 1999, is included under "Item 6. Selected Financial Data" in our 2002 Form 10-K. Restated unaudited consolidated quarterly financial data for the fiscal years ended June 30, 2002 and June 24, 2001 is included in Note 17 to the audited consolidated financial statements included in our 2002 Form 10-K.


     We discovered the accounting adjustments while beginning the transfer of the sales and accounting functions at AMI to our DT Precision Assembly segment headquarters in Buffalo Grove, Illinois in connection with the reorganization of our operations described below. Our Board of Directors authorized the Audit and Finance Committee to conduct an independent investigation, with the assistance of special counsel retained by the Committee, to identify the causes of these accounting adjustments. The Committee retained Katten Muchin Zavis Rosenman ("KMZR") as special counsel, and KMZR engaged an independent accounting firm to assist in the investigation. In addition, we investigated whether similar issues existed at any of our other subsidiaries. At the conclusion of the independent investigation, KMZR and the independent accounting firm provided the Committee with an oral report of their findings. Due to the time-sensitive nature of the independent investigation, no written report was prepared for, or provided to, the Committee. As a result of the investigations, we believe that the accounting issues were confined to AMI and determined that the misstatement of the CIE account at AMI was primarily the result of the former controller of AMI, without instruction from, or the knowledge of, our management, (1) failing to properly account for manufacturing variances, (2) adding inappropriate costs to work-in-process amounts, (3) understating amounts billed and/or customer deposits and (4) failing to recognize certain losses, in each case on various projects during the relevant time period. Using these miscalculations of CIE, the former AMI controller made incorrect journal entries that were recorded in the books and records of AMI.
                             ---------------------

     We were incorporated in Delaware in January 1993 as the successor to Peer Corporation, Detroit Tool Group, Inc. and Detroit Tool and Engineering Company. Peer Corporation was organized in June 1992 to acquire the Peer Division of Teledyne, Inc. and the stock of Detroit Tool Group, the sole stockholder of Detroit Tool and Engineering Company and Detroit Tool Metal Products Co.

                                  RISK FACTORS

     An investment in our common stock involves a number of risks. You should carefully consider the risks and uncertainties described below, along with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase shares of our common stock. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of your investment.

RISKS RELATED TO OUR BUSINESS

     OUR INDEBTEDNESS AND OUR OBLIGATIONS UNDER THE PREFERRED SECURITIES OF OUR WHOLLY-OWNED SUBSIDIARY TRUST COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

     As of September 29, 2002, our total indebtedness, plus our obligations under the preferred securities of our wholly-owned subsidiary trust (the sole asset of which is our junior subordinated debentures), was approximately $81.6 million. We expect to incur additional indebtedness in the future to fund our operations and capital expenditures. Our indebtedness and obligations under the trust preferred securities could adversely affect our financial health by:

     - limiting our ability to obtain additional financing that we may need to operate and develop our business;

     - requiring us to dedicate or reserve a substantial portion of our cash flow from operations to service our debt and other obligations, which reduces the funds available for operations and future business opportunities;

     - increasing our vulnerability to a downturn in general economic conditions or other adverse events in our business;

     - increasing our vulnerability to increases in interest rates because our borrowings under our senior credit facility are at variable interest rates; and

     - making us more leveraged than certain competitors in our industry, which could place us at a competitive disadvantage.

     Our senior credit facility matures on July 2, 2004 and we have periodic commitment reductions of $1.5 million per quarter commencing September 30, 2002 while the senior credit facility is outstanding. In addition, the trust preferred securities and our related junior subordinated debentures are scheduled to mature on May 31, 2008 and, although they may be deferred until such maturity date, we are obligated to make cash distributions on these securities beginning on July 2, 2004 for at least one quarter to qualify to defer subsequent distributions after the quarter ending September 30, 2004. If the cash flow from our operating activities is insufficient to meet our obligations under the senior credit facility and the trust preferred securities, we may need to delay or reduce capital expenditures, restructure or refinance our debt, sell assets or seek additional equity capital. For example, if we had not consummated our financial recapitalization transaction on June 20, 2002, whereby we extended the maturity of our senior credit facility and used proceeds from a private placement of common stock to repay outstanding indebtedness of approximately $18.5 million under our senior credit facility, we would not have been able to make the approximately $48.8 million lump sum payment that would otherwise have been due on July 2, 2002. In addition, the sale of assets for approximately $24.4 million in fiscal 2002, coupled with the cash provided by operations of approximately $55.4 million in fiscal 2002 that reflected our working capital management program, enabled us to make scheduled reductions of approximately $58.5 million and cash interest payments of approximately $9.0 million under our senior credit facility in fiscal 2002. Delaying or reducing capital expenditures, restructuring or refinancing our debt, selling assets and/or raising additional equity capital, however, may not be sufficient to allow us to service our debt and other obligations in the future. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner, or at all. If we do not have sufficient funds to satisfy our obligations under our senior credit facility and the trust preferred securities, we may not be able to continue our operations as currently anticipated.

     THE COVENANTS AND RESTRICTIONS UNDER OUR SENIOR CREDIT FACILITY COULD LIMIT OUR OPERATING AND FINANCIAL FLEXIBILITY.


     Under the terms of our senior credit facility, we must maintain minimum levels of EBITDA (earnings before interest, taxes, depreciation and amortization) and quarterly net worth, not exceed annual capital expenditure limitations and comply with various financial performance ratios. We may not be able to comply with these covenants. For example, as a result of our financial performance in fiscal 2002, we failed to satisfy the minimum trailing twelve-month EBITDA and maximum funded debt to EBITDA financial covenants under the facility. In connection with our recapitalization transaction completed on June 20, 2002, we obtained waivers from our lenders for our failure to comply with those covenants, and or lenders established new covenants commencing with the first quarter of fiscal 2003. We also exceeded our capital expenditure limitation under the facility for the fourth quarter of fiscal 2002. We obtained a waiver from our lenders for our failure to comply with this provision. In addition, as a result of delays on several customer projects, we have failed to meet the monthly EBITDA covenants under the facility during the second quarter of fiscal 2003 and breached the no material adverse change representation in the facility. We have obtained a temporary waiver through December 20, 2002 for the no material adverse change breach and are attempting to obtain a permanent waiver from our lenders for this breach and the monthly EBITDA covenant defaults.



     Any failure to comply with the provisions in our credit facility, including the defaults discussed above, could trigger an event of default that, if not permanently waived or cured, would entitle our lenders to, among other things, accelerate the maturity of the debt outstanding under our senior credit facility so that it is immediately due and payable. In addition, no further borrowings would be available under the revolving portion of our senior credit facility. If our indebtedness is accelerated, we may not have sufficient funds to satisfy our obligations and we may not be able to continue our operations as currently anticipated.


     In addition, our senior credit facility contains restrictive covenants that could limit our ability to engage in transactions that we believe are in our long-term best interest, including the following:

     - certain types of mergers or consolidations;

     - paying dividends or other distributions to our stockholders;

     - making investments;

     - selling or encumbering assets;

     - changing lines of business;

     - borrowing additional money; and

     - engaging in transactions with affiliates.

These restrictions could limit our ability to react to changes in our operating environment or take advantage of business opportunities.

     OUR BORROWING BASE OF ASSETS MAY NOT BE SUFFICIENT TO PERMIT US TO BORROW SUFFICIENT FUNDS UNDER OUR SENIOR CREDIT FACILITY TO OPERATE OUR BUSINESS.

     All advances and letters of credit in excess of $53.0 million made under the revolver portion of our senior credit facility and letters of credit are subject to a monthly asset coverage test based on eligible accounts receivable and eligible inventory. Under this test, we may not always have the ability to borrow up to the amount by which the credit facility's commitment exceeds $53.0 million. Furthermore, our borrowing base of assets may not be sufficient in the future to permit us to borrow sufficient funds to operate our business and meet our capital resources needs, including as a result of our periodic commitment reduction obligations under the credit facility being applied against our borrowing base of assets.

     WE REPORTED AN OPERATING LOSS FOR OUR 2001 AND 2002 FISCAL YEARS AND A NET LOSS FOR THE FIRST QUARTER OF FISCAL 2003 AND MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY IN THE NEAR FUTURE.



     We reported a restated operating loss of approximately $66.8 million for the fiscal year ended June 24, 2001, an operating loss of approximately $1.8 million for the fiscal year ended June 30, 2002 and a net loss of approximately $0.9 million for the fiscal quarter ended September 29, 2002. We have implemented a plan to restructure our business by consolidating manufacturing and fabrication operations, establishing four business segments and reducing our workforce. We are focused on improving operational performance through greater use of risk assessment techniques, higher quality and more detailed project proposals, a strengthening of the skill set in applications, engineering and project management, and an increased focus on working capital management. To the extent that our corporate restructuring and focus on operational improvements do not generate the cost savings or net sales that we anticipate, we may continue to incur losses and may not achieve profitability in the near future. Furthermore, if we achieve profitability in the near future, we may not be able to sustain it.


     WE HAVE A NUMBER OF DIFFERENT OPERATING DIVISIONS AND MANUFACTURING FACILITIES AND MAY HAVE DIFFICULTY ESTABLISHING EFFECTIVE INTERNAL AND DISCLOSURE CONTROLS AND CONDUCTING OUR OPERATIONS ON AN INTEGRATED BASIS.


     We have six operating divisions with 12 manufacturing facilities within four business segments. Some of our operating facilities have different systems, internal and disclosure controls and procedures in various operational and financial areas that we are in the process of rationalizing and integrating. We are continuing to upgrade and modify our financial, information and management systems and controls to ensure uniform compliance with corporate procedures and policies and accurate and timely reporting of financial data and required company disclosure. This may be difficult because we have facilities in the United Kingdom, Germany and six different states in the United States. If we are unable to fully integrate our operations and improve our internal and disclosure controls smoothly, quickly, successfully, or at all, we will not achieve the efficiency and results that the rationalization and consolidation of our operations are designed to accomplish.


     A DOWNTURN IN GENERAL ECONOMIC CONDITIONS AND THE ECONOMIC CONDITION OF THE MARKETS THAT WE SERVE HAS MATERIALLY ADVERSELY AFFECTED, AND MAY FURTHER MATERIALLY ADVERSELY AFFECT, OUR REVENUES.


     Our revenues and results of operations are susceptible to negative trends in the general economy and the markets that we serve that affect capital spending. For example, the slowing of the U.S. economy has resulted in restrained customer capital spending, which has adversely affected sales of our equipment to the pharmaceutical and nutritional, plastics packaging, automotive, heavy trucks and other industries. A prolonged economic slowdown or continued economic uncertainty could cause our customers to further reduce or delay orders for our products or delay payment for our delivered products. For example, we were selected as system provider on four projects totaling approximately $28.1 million during the first quarter of fiscal 2003, but the customers immediately delayed these projects until the next calendar year. If this economic slowdown or uncertainty continues to occur, our revenues and cash flows could be further materially adversely affected.


     WE MAY NOT RECOGNIZE AS SALES A MATERIAL AMOUNT OF OUR BACKLOG, WHICH COULD MATERIALLY HARM OUR BUSINESS.


     Our backlog was $128.5 million as of September 29, 2002. Our backlog is based upon customer purchase orders that we believe are firm. The level of our backlog at any current time, however, is not necessarily indicative of our future operating performance for any particular reporting period because we may not be able to recognize as sales the orders in our backlog when expected or at all due to various contingencies, many of which are beyond our control. For example, many of our purchase orders are subject to cancellation by the customer upon notification and certain purchase orders are subject to delays in completion and shipment at the request of the customer. Although we have historically recognized as sales almost all of the orders in our backlog, our ability to recognize as sales in fiscal 2003 the orders in our backlog as of September 29, 2002 could be adversely affected if a continued downturn or continued uncertainty in the economic condition of the markets we serve causes our customers in those markets to cancel purchase orders due to poor demand for their products and their need to restrain capital spending. If we fail to recognize a material amount of our backlog, our net sales would be materially harmed.

     OUR OVERALL PERFORMANCE AND QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Our net sales and results of operations have varied significantly from quarter to quarter. We expect large fluctuations in our future quarterly operating results due to a number of factors, including:

     - the level of product and price competition;

     - the length of our sales cycle and manufacturing processes;

     - the size and timing of individual transactions;

     - the timing of satisfying milestones in order to recognize revenue for percentage of completion projects;

     - the mix of customized projects, which tend to have lower gross margins due to the difficulty in estimating the cost and pricing of less proven concepts, and repeat and standard projects, which tend to have higher margins, due to experience in estimating the cost and price of proven concepts;

     - the size and timing of significant pre-tax charges, including for goodwill impairment, the write-down of assets, such as for excess and obsolete inventories and doubtful account receivables, warranty related costs and restructuring charges, including costs for severance, idle facilities and personnel relocation;

     - defects and other product quality problems;

     - the timing of new product introductions and enhancements by us and our competitors;

     - customers' fiscal constraints and related demand for our equipment and systems;

     - changes in foreign currency exchange rates, including for the Euro and the British Pound; and

     - general economic conditions.

As a result of these and other factors, many of which are beyond our control, our results of operations for any particular quarter are not necessarily indicative of results that may be expected for any subsequent quarter or related fiscal year. These fluctuations in our quarterly results could cause our quarterly earnings to fall below market expectations, which in turn could adversely affect the market price of our common stock.

     OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE FAIL TO ACCURATELY ESTIMATE THE MATERIAL AND LABOR COSTS OR DURATION OF A PROJECT OR FAIL TO COMMUNICATE CHANGES TO THESE SPECIFICATIONS TO OUR CUSTOMERS.

     We derive almost all of our net sales from the sale and installation of equipment and systems pursuant to fixed-price contracts. Because of the complexity or customized nature of many of our projects, accurately estimating the material and labor costs of a particular project can be a difficult task. If we fail to accurately estimate the costs of projects during the bidding process, we could be forced to devote additional materials and labor hours to these projects for which we will not receive additional compensation. To the extent that an expenditure of additional resources is required on a project, this could reduce the profitability of, or result in a loss on, the project. In the past, we have, on occasion, engaged in significant negotiations with customers regarding changes to the costs or duration of specific projects. To the extent we do not sufficiently communicate to our customers, or our customers fail to adequately appreciate, the nature and extent of any of these changes to a project, our reputation may be harmed and we may suffer losses on the project. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met as the result of circumstances that are within our control. Our business could be materially adversely affected if we incur significant liquidated damages due to not satisfying projects' schedules.

     THE LOSS OF, OR REDUCED PURCHASE ORDERS FROM, A KEY CUSTOMER COULD ADVERSELY AFFECT OUR OPERATING RESULTS BECAUSE WE DEPEND ON A RELATIVELY LIMITED NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR NET SALES.

     We have generated a substantial portion of our net sales from a relatively small number of customers. For example, Hewlett-Packard Company accounted for approximately 31% and 28% of our consolidated net sales during fiscal 2002 and fiscal 2001, respectively. The loss of, or reduced orders for products from, one or more of our significant customers, including Hewlett-Packard, could have a material adverse effect on our future operating results. In addition, a delay in purchase orders from, or completion of projects for, one or more of our significant customers, including Hewlett-Packard, could have a material adverse impact on our operating results in a particular quarterly period. For example, a large electronics project was recently delayed for six months, which negatively impacted net sales by approximately $3.0 million in the first quarter of fiscal 2003 and is expected by us to negatively impact net sales by approximately $6.0 million in the second quarter of fiscal 2003. Our reliance on a limited number of customers also magnifies the risks of not being able to collect accounts receivable from any one customer.


     OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE EXPERIENCE EXCESS PRODUCT WARRANTY OR LIABILITY CLAIMS.

     We are subject to warranty claims in the ordinary course of our business. Although we maintain reserves for such claims, the warranty expense levels may not remain at current levels or our reserves may not be adequate. A large number of warranty claims exceeding our current warranty expense levels could materially harm our business. In addition, we are subject to product liability claims from time to time for various injuries alleged to have resulted from defects in the manufacture and/or design of our products. Any resolution of these claims in a manner adverse to us could have an adverse effect on our business, financial condition and results of operations. These claims may also be costly to defend against and may divert the attention of our management and resources in general.

     INTENSE COMPETITION IN OUR INDUSTRY COULD IMPAIR OUR ABILITY TO GROW AND ACHIEVE PROFITABILITY.

     The market for our automation and packaging machines and systems is highly competitive. Our competitors vary in size and resources, some of which are larger than we are and have access to greater resources than we do. As a result, our competitors may be in a stronger position to respond more quickly to changes in customer needs and may be able to devote more resources to the development, marketing and sale of their products than we can. We may also encounter competition from new market entrants. We may not be able to compete effectively with current or future competitors, which could impair our ability to grow and achieve profitability.

     OUR FAILURE TO RETAIN KEY PERSONNEL MAY NEGATIVELY AFFECT OUR BUSINESS.

     Our success depends on our ability to retain senior executives and other key employees who are critical to our continued development and support of our products, the management of our diverse operations and our ongoing sales and marketing efforts. The loss of key personnel could cause disruptions in our operations, the loss of existing customers, the loss of key information, expertise and know-how, and unanticipated additional recruitment and training costs. Furthermore, our amended senior credit facility provides that an event of default will exist under the facility if any two of Stephen J. Perkins, our President and Chief Executive Officer, John M. Casper, our Senior Vice
President -- Finance and Chief Financial Officer, and John F. Schott, our Chief Operating Officer, are no longer employed by, and fulfilling their current positions with, us, other than as a result of their death, disability or our board of directors exercising its fiduciary duty. Thus, under these circumstances, if we lose any two of these senior executives, our lenders could accelerate the maturity of the debt outstanding under our senior credit facility unless we obtain satisfactory replacement executives.

IF WE DECIDE TO SELL ANY OF OUR BUSINESSES OR DISCONTINUE ANY OF OUR OPERATIONS AND DO NOT SUCCESSFULLY ADDRESS THE ASSOCIATED RISKS, OUR ABILITY TO COMPETE, OPERATE EFFICIENTLY AND OTHERWISE REALIZE THE EXPECTED BENEFITS OF SUCH A TRANSACTION MAY BE IMPAIRED.

     In connection with our corporate integration plan and to generate cash to help us meet our debt obligations, in fiscal 2002 we disposed of our Detroit Tool Metal Products, Scheu & Kniss and Hansford Parts and Products businesses, closed facilities in Montreal, Quebec, Rochester New York and Bristol, Pennsylvania and consolidated our Swiftpack and C.E. King operations. We may decide to sell other businesses or discontinue other operations in the near future if we believe such actions would further improve our operational efficiency, decide to change the focus of our business strategy or need to generate cash. In the case of the disposition of a business, we may not be able to identify buyers who are willing to pay acceptable prices or agree to acceptable terms. For example, we pursued the sale of our Stokes business in 2001, but were unable to consummate the disposition due to adverse market conditions and instead closed the facility in Bristol, Pennsylvania and combined Stokes' manufacturing operations with our DT Converting Technologies facility in Hyannis, Massachusetts in 2002. The sale of a business and discontinuing operations involve a number of special risks and challenges, including:

     - diversion of management's attention;

     - expenses incurred to effect the transactions;

     - difficulties in implementing a new business strategy with which we may have little experience;

     - employees' uncertainty about their role with the continuing operations of the business and a lack of employee focus due to distractions of a transaction;

     - a reduction of recurring costs that may not exceed the reduction of recurring revenues; and

     - incurring substantial non-recurring charges, such as for severance, asset write-offs and future facility lease costs, or a net loss on the disposal of assets.

If we decide to sell any of our businesses or discontinue any of our operations and do not successfully address the associated risks, our ability to compete, operate efficiently and otherwise realize the expected benefits of such a transaction may be impaired.

     WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL AND EMPLOYEE SAFETY AND HEALTH REGULATIONS, WHICH COULD SUBJECT US TO SIGNIFICANT LIABILITIES AND COMPLIANCE EXPENDITURES.

     We are subject to various federal, state and local environmental laws and regulations concerning air emissions, wastewater discharges, storage tanks and solid and hazardous waste disposal at our facilities. Our operations are also subject to various employee safety and health laws and regulations, including those concerning occupational injury and illness, employee exposure to hazardous materials and employee complaints. Environmental and employee safety and health regulations are comprehensive, complex and frequently changing. We may be subject from time to time to administrative and/or judicial proceedings or investigations brought by private parties or governmental agencies with respect to environmental matters and employee safety and health issues. These proceedings and investigations could result in substantial costs to us, divert our management's attention and, if it is determined we are not in compliance with applicable laws and regulations, result in significant liabilities, fines or the suspension or interruption of our manufacturing activities. Future events, such as changes in existing laws and regulations, new laws and regulation or the discovery of conditions not currently known to us, could create substantial compliance or remedial liabilities and costs.

WE INCURRED SIGNIFICANT PRE-TAX CHARGES RELATED TO GOODWILL IMPAIRMENT AND THE WRITE-DOWN OF ASSETS DURING FISCAL 2001, AND IF WE INCUR SIMILAR SIGNIFICANT CHARGES IN THE FUTURE, OUR OPERATING RESULTS AND BORROWING BASE MAY BE MATERIALLY ADVERSELY AFFECTED.

     As a result of the restatement of our prior years' financial statements in fiscal 2000 discussed in the "The restatements of our historical financial results during fiscal 2002 and fiscal 2000 have adversely affected our management's ability to focus on operating the company and our reputation and resulted in an SEC investigation; any further restatements in the future could have a material adverse effect on our liquidity, ability to operate and common stock price and result in material liabilities" risk factor below, we performed an impairment analysis in September 2000. This analysis indicated that there was no impairment in any of our business divisions at that time. Also in the first quarter of fiscal 2001, our board of directors analyzed alternatives to generate cash to help us satisfy our obligations under our senior credit facility that was scheduled to mature on July 2, 2001. Concurrently, our board of directors hired a new management team during the second and third quarters of fiscal 2001 that was primarily focused on our liquidity position, borrowing arrangements with our lenders and asset dispositions. In conjunction with negotiating our new financing arrangement, we considered various alternatives that included the disposition of assets, the paydown of debt, and the consolidation and rationalization of certain of our operations.

     Throughout fiscal 2001, we continued to experience a deterioration of operating results as a consequence of the economic recession and actions were taken that we believed would ultimately return our business divisions to their historical levels of operating performance. During the fourth quarter of fiscal 2001, we finalized our strategic plan and prepared estimates of future cash flows that reflected our revised organizational structure as well as the revised forecasts of future performance in light of the then current economic environment. The determination made in the fourth quarter of fiscal 2001 that certain of our business divisions would not return to historical levels of operating performance, in conjunction with the finalization of our strategic plan in the fourth quarter of fiscal 2001 that resulted in a significant change in the extent and manner in which certain of our business divisions would be used, was considered a triggering event under Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of". Using the revised three-year forecasts in our strategic plan, we determined that undiscounted cash flows did not support the carrying amount of the goodwill for certain of our business divisions.


     As a result of the foregoing, during fiscal 2001, we recorded an impairment charge of approximately $38.2 million after determining that the goodwill associated with five of our divisions had been impaired. We also wrote down approximately $21.8 million of assets primarily due to excess and obsolete inventory and accounts receivable write-offs. As of September 29, 2002, our goodwill balance of approximately 125.9 million represented approximately 43% of our total assets. In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which we early adopted in the first quarter of fiscal 2002. SFAS 142 requires, among other things, the discontinuance of the amortization of goodwill and the introduction of, at a minimum, annual impairment testing in its place. In connection with such impairment testing in the future, we may determine that the carrying value of our goodwill is impaired. If we are required to significantly write-down the carrying value of goodwill in accordance with SFAS 142 in the future, or write-down significant assets in the future due to unsalable inventory or difficulties in collecting accounts receivable, our operating results may be materially adversely affected and the borrowing base under our senior credit facility may be significantly reduced.


THE RESTATEMENTS OF OUR HISTORICAL FINANCIAL RESULTS DURING FISCAL 2002 AND FISCAL 2000 HAVE ADVERSELY AFFECTED OUR MANAGEMENT'S ABILITY TO FOCUS ON OPERATING THE COMPANY AND OUR REPUTATION AND RESULTED IN AN SEC INVESTIGATION; ANY FURTHER RESTATEMENTS IN THE FUTURE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR LIQUIDITY, ABILITY TO OPERATE AND COMMON STOCK PRICE AND RESULT IN MATERIAL LIABILITIES.

     As discussed in "Prospectus Summary -- Recent Restatement of Historical Financial Results," we have restated our previously reported audited consolidated financial results for the fiscal years ended June 24, 2001, June 25, 2000 and June 27, 1999, as well as our previously reported unaudited consolidated financial results for the first three fiscal quarters of 2002. As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" in our 2002 Form 10-K, in fiscal 2000, we were also required to restate our audited consolidated financial results for the fiscal years 1997, 1998 and 1999, as well as our unaudited consolidated financial results for the first three quarters of fiscal 2000. The restatements were the result of improper accounting entries made by controllers at three of our divisions. These restatements have diverted management's attention from our ongoing operations, generated significant accounting and legal expenses and harmed our reputation with investors and possibly customers. In addition, the restatement in fiscal 2000 harmed our relationship with our lenders and led to a class action lawsuit that has since been dismissed. The SEC is currently conducting an investigation into the accounting practices that led to these restatements. We cannot predict the length or outcome of the investigation at this time.

     Although we continue to improve our internal controls and accounting staff at our divisions, we may experience accounting and financial reporting problems at our subsidiaries in the future, which could have a material adverse impact on our consolidated financial statements. If we are not able to hire competent, trustworthy accounting staff at our divisions and continue to upgrade and modify our internal controls so as to avoid these accounting issues and similar restatements in the future, our access to our senior credit facility and ability to obtain other financing, as well the price of our common stock and our ability to maintain the listing of our common stock on the Nasdaq Stock Market, may be materially adversely affected, we may face securities class action lawsuits and the SEC may impose significant penalties against us.

RISKS RELATED TO OUR COMMON STOCK

     IF A MORE ACTIVE TRADING MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP OR IS NOT SUSTAINED, YOU MAY HAVE DIFFICULTY SELLING YOUR SHARES.

     Our common stock is currently traded on the Nasdaq National Market. The market for our common stock has historically been characterized by limited trading volume and a limited number of holders. A more active trading market for our common stock may not develop or be sustained after this offering. As a result, it may be difficult for you to sell your shares when you want and at a price at or above the price at which you acquired them.

     THE MARKET PRICE OF OUR COMMON STOCK MAY CONTINUE TO BE VOLATILE, WHICH COULD PREVENT YOU FROM SELLING YOUR SHARES AT OR ABOVE THE PRICE AT WHICH YOU ACQUIRED THEM.

     From June 1, 2001 through the date of this prospectus, the price per share of our common stock has ranged from a high of $7.66 to a low of $1.50. The market price of our common stock has been, and is likely to continue to be, volatile and subject to fluctuations due to the risk factors described in this section and the following factors, some of which are beyond our control:

     - changes in the general economic and political environment;

     - broad market fluctuations;

     - the perceived prospects of our company and the packaging and automation industries in general;

     - changes in analysts' recommendations or projections;

     - low trading volume; and

     - differences between our actual financial and operating results and those expected by investors and analysts.

As a result, you may be unable to sell your shares of common stock at or above the price at which you acquired them.

     FUTURE SALES OF A LARGE NUMBER OF SHARES OF COMMON STOCK BY THE SELLING STOCKHOLDERS OR THEIR AFFILIATES, OR THE PERCEPTION THAT THESE SALES MAY OCCUR, MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

     As of the date of this prospectus, there are 23,647,932 shares of our common stock issued and outstanding. Substantially all of these shares are freely tradable in the public market without restriction under the federal securities laws, subject to any contractual limitations entered into by certain of the selling stockholders. Certain of the selling stockholders and their affiliates each beneficially own a significant percentage of these freely tradable shares. Future sales by these stockholders of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW COULD DELAY OR DETER TENDER OFFERS OR TAKEOVER ATTEMPTS THAT MAY OFFER YOU A PREMIUM FOR YOUR COMMON STOCK.

     Certain provisions in our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction would be beneficial to you. These impediments include:

     - the classification of our board of directors into three classes serving staggered three-year terms;

     - the ability of our board of directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;

     - a requirement that our stockholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our stockholders; and

     - the adoption of a provision of Delaware law that prohibits us from entering into some business combinations with interested stockholders without the approval of our board of directors.

The existence of these provisions may deprive you of an opportunity to sell your shares at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price of our common stock.

     OUR STOCKHOLDER RIGHTS PLAN COULD DELAY OR DETER TENDER OFFERS OR TAKEOVER ATTEMPTS THAT MAY OFFER YOU A PREMIUM FOR YOUR COMMON STOCK.

     Our stockholder rights plan, adopted by our board of directors in 1997, is designed to protect stockholders against unfair and coercive takeover tactics. Under the plan, our board of directors is authorized to issue preferred stock purchase rights to stockholders that would have the effect of substantially diluting the ownership of any person or group that acquires 15% or more of our common stock, unless the rights are first cancelled or redeemed by our board of directors in its discretion. Notwithstanding our board of director's objective in adopting the rights plan, the existence of the rights plan may delay or deter potential acquirors from making tenders offers or takeover attempts that would offer you a premium for your common stock. We have agreed to submit the rights plan to a vote of stockholders at our 2003 annual meeting of stockholders and each annual meeting every three years thereafter so long as the rights plan is in effect.

     HOLDERS OF OUR COMMON STOCK ARE SUBORDINATED TO THE HOLDERS OF PREFERRED SECURITIES OF OUR WHOLLY-OWNED SUBSIDIARY TRUST AND WOULD BE DILUTED UPON CONVERSION OF THE TRUST PREFERRED SECURITIES INTO COMMON STOCK.

     Our wholly-owned subsidiary trust currently has issued and outstanding $35.0 million of preferred securities. These trust preferred securities represent undivided beneficial ownership interests in the trust, the sole assets of which are a related aggregate principal amount of our junior subordinated debentures. We have guaranteed the payment of distributions and payments on liquidation of the trust or the redemption of the trust preferred securities. Through this guarantee, our junior subordinated debentures, the debentures' indenture and the trust's declaration of trust, taken together, we have fully, irrevocably and unconditionally guaranteed all of the trust's obligations under the trust preferred securities. Thus, while the trust preferred securities are not included in liabilities for financial reporting purposes and instead appear on our consolidated balance sheet between liabilities and stockholders' equity, they represent obligations of DTI that rank senior in right of payment to our common stock. Therefore, upon the bankruptcy, liquidation or winding up of the operations of DTI, holders of the trust preferred securities would be paid before holders of our common stock. In addition to having a preference senior to our common stock, the trust preferred securities are convertible into an aggregate of 2,500,000 shares of common stock. The issuance of these shares of common stock would dilute the ownership and voting interest in DTI of existing stockholders.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus contains and incorporates by reference certain "forward-looking statements" that reflect our current beliefs and expectations about our future results, performance, liquidity, financial condition, prospects and opportunities. These statements, comprising all statements contained and incorporated by reference herein that are not historical, including, without limitation, statements appearing under the captions "Business," "Legal Proceedings," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the fiscal 2002 Form 10-K and under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-Q for the first quarter of fiscal 2003, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements from our use of the words "opportunities," "growth potential," "objectives," "goals," "may," "could," "estimate," "believe," "expect," "intend," "anticipate," "should," "will," "plan," or the negative of these terms, and similar expressions. Our actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, any forward-looking statements as a result of various risks, uncertainties and other factors. See the section of this prospectus captioned "Risk Factors" for a description of these risks, uncertainties and other factors. You should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, we undertake no obligation and do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

                                USE OF PROCEEDS

     The selling stockholders are offering all of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sales of these shares.

                              SELLING STOCKHOLDERS


     The 15,760,658 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column "Number of Shares Offered Hereby" on the table set forth below consist of the following shares that were issued or are issuable in connection with the recapitalization: (1) 7,000,000 shares of our common stock issued to purchasers of our common stock in the private placement, (2) 6,260,658 shares of our common stock issued in exchange for $35.0 million of trust preferred securities, plus approximately $15.1 million of accrued and unpaid cash distributions thereon, and (3) 2,500,000 shares of our common stock issuable upon the conversion of the currently outstanding trust preferred securities at a conversion price of $14.00 per share. These shares of our common stock are included in this prospectus pursuant to the registration rights we granted to the holders of such shares in the share purchase agreement or the exchange agreement, as applicable, that we entered into in connection with the recapitalization. Our registration of these shares does not necessarily mean that any selling stockholder will sell any or all of its shares.



     The following table sets forth the number of shares beneficially owned by each of the selling stockholders as of the date of this prospectus. We are not able to estimate the amount of shares that will be held by each selling stockholder after the completion of this offering because (1) the selling stockholders may sell less than all of the shares registered under this prospectus, (2) the selling stockholders may convert less than all of their trust preferred securities, and (3) to our knowledge, the selling stockholders currently have no agreements, arrangements or understandings with respect to the sale of any of their shares. The following table assumes that all of the currently outstanding trust preferred securities will be converted into common stock and all the shares being registered pursuant to this prospectus will be sold. The selling stockholders are not making any representation that any shares covered by this prospectus will be offered for sale and reserve the right to accept or reject, in whole or in part, any proposed sale of shares. Except as otherwise indicated, based on information provided to us by each selling stockholder, the selling stockholders have sole voting and investment power with respect to their shares of common stock.



                                                                                    BENEFICIAL OWNERSHIP
                                                                                       AFTER OFFERING
                                             NUMBER OF SHARES                       ---------------------
                                            BENEFICIALLY OWNED   NUMBER OF SHARES   NUMBER OF
NAME                                        PRIOR TO OFFERING     OFFERED HEREBY      SHARES     PERCENT
----                                        ------------------   ----------------   ----------   --------
State of Wisconsin Investment Board.......      4,459,100(2)        2,500,000       1,959,100      7.5%
Citigroup, Inc............................      4,459,100(3)        2,503,045(1)    1,956,055      7.5%
Ironwood Capital Management, L.L.C. ......      2,713,490(4)        1,130,000       1,583,490      6.1%
Putnam Investments, L.L.C. ...............      2,465,280(5)        1,000,000       1,456,280      5.6%
Royce & Associates, Inc...................      1,239,000(6)          550,000         689,000      2.6%
Fidelity Management & Research Company....      1,786,500(7)        1,250,000         536,500      2.1%
Caxton International Limited..............        783,100             400,000         383,100      1.5%
LibertyView Funds, L.P. ..................        148,750             144,500           4,250         *
LibertyView Fund, LLC.....................         26,250              25,500             750         *
The Northwestern Mutual Life Insurance
  Company.................................      3,754,568(8)        3,754,568(1)            0         *
MassMutual Life Insurance Co. ............      2,503,045(9)        2,503,045(1)            0         *


---------------


  *  Less than 1.0%



 (1) The holders of these shares have each agreed to not sell, transfer or otherwise dispose of our common stock for a period of 180 days following June 20, 2002. In addition, these stockholders as a group have been granted the right to appoint one representative to attend and observe meetings of our board of directors.



 (2) The number of shares of common stock shown as beneficially owned was derived from a Schedule 13G/A dated February 15, 2002 that was filed with the SEC by State of Wisconsin Investment Board, reflecting beneficial ownership of 1,959,100 shares of common stock. This amount also includes 2,500,000 shares of common stock purchased by State of Wisconsin Investment Board in the recapitalization.



 (3) The number of shares of common stock shown as beneficially owned was derived from a Schedule 13G/A dated August 31, 2002 that was filed with the SEC jointly by The Travelers Indemnity Company, The Travelers Insurance Group Holdings Inc., Travelers Property Casualty Corp., Citigroup Insurance Holding Corporation, Associated Madison Companies, Inc. and Citigroup Inc. According to the Schedule 13G/A:



        - The Travelers Indemnity Company, The Travelers Insurance Group Holdings, Inc. and Travelers Property Casualty Corp. have shared voting and dispositive power with respect to 1,451,762 shares of common stock; and



        - Citigroup Insurance Holding Corporation, Associated Madison Companies, Inc. and Citigroup Inc. have shared voting and dispositive power with respect to 2,503,038 shares of common stock.



 This amount includes 1,051,279 and 1,451,766 shares of common stock issued or issuable to The Travelers Insurance Company and The Travelers Indemnity Company, respectively, pursuant to the recapitalization. These shares of common stock are being registered for public resale pursuant to this prospectus and are listed across from Citigroup, Inc. under the column "Number of Shares Offered Hereby" in the above table. Of this amount, 714,286 shares of common stock are issuable upon the conversion of currently outstanding preferred securities of our wholly-owned subsidiary trust.



 (4) The number of shares of common stock shown as beneficially owned was derived from information provided by Ironwood Capital Management, L.L.C. and a Schedule 13G dated May 10, 2002 that was filed with the SEC jointly by Ironwood Capital Management, L.L.C., Warren J. Isabelle, Richard L. Droster, Donald Collins and ICM/Isabelle Small Cap Value Fund. According to the Schedule 13G, Ironwood Capital Management, L.L.C. and Messrs. Isabelle, Droster and Collins each has shared voting power with respect to 1,096,590 shares of common stock and shared dispositive power with respect to 1,583,490 shares of common stock, and ICM/Isabelle Small Cap Value Fund has shared voting and dispositive power with respect to 653,800 shares of common stock. This amount also includes an aggregate of 1,130,000 shares of common stock for which ICM shares voting and dispositive power that were purchased by the following entities in the recapitalization:



        - NTC--Ironwood Capital Management Bell South Master Plan, 54,000 shares;



        - NTCC For Employees Benefit Trust, 75,000 shares;



        - NTCC For Grantors Trust, 115,000 shares;



        - PNC/Hillview Alpha Fund, 43,000 shares;



        - IDEX Isabelle Small-Cap Value Fund, 186,000 shares;



        - ICM/Isabelle Small Cap Value Fund, 394,000 shares;



        - University of Notre Dame, 159,000 shares; and



        - NTCC Oregon, 104,000 shares.



     These shares of common stock are being registered for public resale pursuant to this prospectus and are listed across from Ironwood Capital Management, L.L.C. under the column "Number of Shares Offered Hereby" in the above table.



 (5) The number of shares of common stock shown as beneficially owned was derived from information provided by Putnam, LLC d/b/a Putnam Investments, L.L.C. and a Schedule 13G/A dated November 8, 2002 that was filed with the SEC jointly by Putnam Investments, L.L.C., Marsh & McLennan

     Companies, Inc., Putnam Investment Management, LLC and Putnam Advisory Company, LLC. According to the Schedule 13G/A:



        - Putnam Investments, L.L.C., has shared voting power with respect to 427,655 shares of common stock and shared dispositive power with respect to 1,508,445 shares of common stock;



        - Putnam Investment Management, LLC has shared dispositive power with respect to 428,635 shares of common stock; and



        - Putnam Advisory Company, LLC has shared voting power with respect to 427,655 shares of common stock and shared dispositive power with respect to 1,079,810 shares of common stock.



     This amount also includes an aggregate of 1,000,000 shares of common stock purchased by the following affiliates of Putnam Investments, LLC in the recapitalization:



        - Putnam Variable Trust--Putnam VT Small Cap Value Fund, 261,700 shares;



        - Putman Investment Funds--Putnam Small Cap Value Fund, 728,900 shares; and



        - Putnam World Trust II--Putnam U.S. Small Cap Value Equity Fund, 9,400 shares.



     These shares of common stock are being registered for public resale pursuant to this prospectus and are listed across from Putnam Investments, L.L.C. under the column "Number of Shares Offered Hereby" in the above table.



 (6) The number of shares of common stock shown as beneficially owned was derived from a Schedule 13G/A dated February 7, 2002 that was filed with the SEC by Royce & Associates, Inc. This amount includes an aggregate of 550,000 shares of common stock for which Royce & Associates, Inc. shares voting and dispositive power that were purchased by the following entities in the recapitalization:



        - Heavingline & Co., Inc. for the account of Royce Opportunity Fund #6623, 400,000 shares;



        - Pictet & Cie, Geneva, for the benefit of Djursholm Investments, Inc., 50,000 shares;



        - Pictet & Cie, Geneva, for the benefit of Hov, Inc., 50,000 shares; and



        - Pictet & Cie, Geneva, for the benefit of Inglestorp Investments, Inc., 50,000 shares.



     These shares of common stock are being registered for public resale pursuant to this prospectus and are listed across from Royce & Associates, Inc. under the column "Number of Shares Offered Hereby" in the above table.



 (7) The number of shares of common stock shown as beneficially owned was derived from a Schedule 13G/A dated February 14, 2002 that was filed with the SEC jointly by Fidelity Management & Research Company, Fidelity Low Priced Stock Fund, FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson. According to the Schedule 13G/A:



        - Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 536,500 shares of common stock in its capacity as investment adviser to Fidelity Low Priced Stock Fund, which owns the shares;



        - Edward C. Johnson 3d and FMR Corp., through their control of Fidelity Management & Research Company and Fidelity Low Priced Stock Fund, each has dispositive power with respect to these shares;



        - Edward C. Johnson 3d, Abigail P. Johnson and members of the Johnson family, through their ownership of voting common stock of FMR Corp., may be deemed to be a controlling group with respect to FMR Corp., and therefore have dispositive power with respect to these shares; and



        - the Board of Trustees for the funds managed by Fidelity Management & Research Company has sole voting power with respect to these shares.

This amount includes 1,250,000 shares of common stock purchased by Fidelity Low Priced Stock Fund in the recapitalization that are being registered for public resale pursuant to this prospectus and listed across from Fidelity Management & Research Company under the column "Number of Shares Offered Hereby" in the above table.



 (8) The number of shares of common stock shown as beneficially owned was derived from a Schedule 13G/A dated July 8, 2002 that was filed with the SEC by the Northwestern Mutual Life Insurance Company. The 3,754,568 shares of common stock beneficially owned by Northwestern Mutual Life Insurance Company includes 1,071,500 shares of common stock issuable upon the conversion of currently outstanding preferred securities of our wholly-owned subsidiary trust.



 (9) The number of shares of common stock shown as beneficially owned was derived from a Schedule 13G dated November 21, 2002 that was filed with the SEC jointly by Massachusetts Mutual Life Insurance Company and David L. Babson & Company. According to the Schedule 13G, Massachusetts Mutual Life Insurance Company and David L. Babson & Company, in its capacity as investment adviser, may be deemed the beneficial owner of 2,503,045 shares of common stock. This amount consists of shares of common stock issued or issuable to the following entities pursuant to the recapitalization:



        - MassMutual Corporate Investors, 250,305 shares;



        - MassMutual Participation Investors, 125,152 shares;



        - Massachusetts Mutual Life Insurance Company, 1,001,218 shares;



        - MassMutual Corp Value Partners, 500,609 shares; and



        - MassMutual High Yield Partners II, LLC, 625,761 shares.



      These shares of common stock are being registered for public resale pursuant to this prospectus and are listed across from MassMutual Life Insurance Co. under the column "Number of Shares Offered Hereby" in the above table. Of this amount, 714,285 shares of common stock are issuable upon the conversion of currently outstanding preferred securities of our wholly-owned subsidiary trust.


     Based on information provided to us by the selling stockholders, the following selling stockholders listed in the table are or may be deemed to be affiliated with broker-dealers:


     - Citigroup, Inc. is affiliated with several registered broker-dealers;



     - MassMutual Life Insurance Co. is affiliated with registered broker-dealers, which are part of the MassMutual Financial Group;


     - The Northwestern Mutual Life Insurance Company is an affiliate of Northwestern Mutual Investment Services, LLC, a registered broker-dealer;


     - The voting shares of LibertyView Funds, LP are controlled by Banque CPR, a French company. Banque CPA also owns LibertyView Alternative Asset Management, a registered broker-dealer. The managing member of LibertyView Fund LLC is owned by CPR (USA), Inc., which in turn is owned by Banque CPR. Accordingly, LibertyView Fund LLC may be deemed to be affiliated with a registered broker-dealer; and



     - Putnam Investments, L.L.C. is affiliated with Putnam Retail Management Limited Partnership, a registered broker-dealer.



Each of these selling stockholders has represented that (1) it acquired the shares of common stock registered hereby in the ordinary course of its business and (2) at the time it acquired the shares of common stock, it had not entered into an agreement or understanding, directly or indirectly, with any person to distribute the shares.


     This prospectus also covers additional shares of common stock that may become issuable in connection with the shares being registered to prevent dilution resulting from future stock splits, stock dividends or similar transactions. In addition, this prospectus covers the preferred stock purchase rights that currently trade with our common stock and entitle the holders to purchase additional shares of our common stock under certain circumstances.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered, sold, or distributed from time to time by the selling stockholders named in this prospectus, or by their donees, pledgees, transferees, or other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any selling stockholder has entered into any arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock.

     The selling stockholders may offer their shares at various times in one or more of the following transactions:

     - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

     - in transactions involving cross or block trades or otherwise on any national securities exchange or quotation system, such as the Nasdaq National Market, on which our common stock may be listed or quoted;

     - in an over-the-counter distribution in accordance with the rules of the Nasdaq Stock Market;

     - in transactions in which brokers, dealers, or underwriters purchase the shares as principals and resell the shares for their own accounts pursuant to this prospectus;

     - in transactions "at the market" to or through market makers in our common stock;

     - in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

     - through transactions in options, swaps, or other derivatives that may or may not be listed on an exchange;

     - in privately negotiated transactions;

     - in transactions to cover short sales; or

     - in a combination of any of the foregoing transactions.

In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rule 144 under the Securities Act rather than under this prospectus.

     From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by it. If a selling stockholder defaults in performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. A selling stockholder also may transfer and donate shares in other circumstances. If a selling stockholder donates or otherwise transfers its shares, the number of shares beneficially owned by it will decrease as and when it takes these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, or other successors in interest will be selling stockholders for purposes of this prospectus.

     The selling stockholders may use brokers, dealers, underwriters, or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts, or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. In addition, the broker-dealers' or their affiliates' commissions, discounts, or concessions may qualify as underwriters' compensation under the Securities Act. Neither we, nor any selling stockholder, can presently estimate the amount of that compensation. We will make copies of this prospectus and any supplements or amendments hereto available to each selling stockholder or any of its agents or broker-dealers for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

     The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the particular shares being distributed for certain periods prior to the commencement of or during that distribution. All of the above may affect the marketability of the shares and the availability of any person or entity to engage in market-making activities with respect to the shares.

     Under our agreements with the selling stockholders, we are required to bear the expenses relating to the registration of this offering. We are also obligated to cover up to an aggregate of $100,000 in legal expenses, including the legal expenses related to the review of this prospectus, for the selling stockholders who received shares of common stock in exchange for trust preferred securities. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees or stock transfer taxes. We have agreed to indemnify the selling stockholders against certain liabilities arising in connection with this offering, including liabilities under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of our common stock that are covered by this prospectus has been passed upon for us by Katten Muchin Zavis Rosenman, Chicago, Illinois.

                                    EXPERTS


     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and the audited historical financial statements included in our Current Report on Form 8-K filed with the SEC on December 5, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. Information in this prospectus updates, and in some cases supersedes, information incorporated by reference from documents we have filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and, in some cases, supersede the information contained or incorporated by reference in this prospectus.

     The following documents that we have previously filed with the SEC are incorporated by reference into this prospectus:

     - Our Annual Report on Form 10-K for our fiscal year ended June 30, 2002, filed with the SEC on October 4, 2002;


     - Our Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002, filed with the SEC on November 13, 2002;



     - Our Current Reports on Form 8-K filed with the SEC on August 7, 2002, November 12, 2002 and December 5, 2002;


     - The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on February 11, 1994; and

     - The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, filed with the SEC on August 19, 1997.

In addition, all documents filed by us under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all of the shares covered by this prospectus are incorporated by reference into, and deemed a part of, this prospectus from the date of filing of those documents.

     You may request a copy of these documents, which will be provided to you at no cost, by contacting:

                              DT Industries, Inc.
                    Attention: General Counsel and Secretary
                             907 West Fifth Street
                               Dayton, Ohio 45407
                           Telephone: (937) 586-5600
                              Fax: (937) 586-5605

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses, all of which are to be paid by us, in connection with the registration, issuance, and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee.

SEC Registration Fee........................................   $ 5,119
Legal Fees and Expenses.....................................    30,000
Accounting Fees and Expenses................................    20,000
Printing Fees and Expenses..................................    25,000
Miscellaneous...............................................     9,881
                                                               -------
          Total.............................................   $90,000
                                                               =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

     Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses that the Court of Chancery or such other court shall deem proper.

     Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

     Our Amended and Restated Certificate of Incorporation provides for indemnification to the fullest extent permitted under Delaware law of any person who is or was one of our directors or officers who is or was involved or threatened to be made so involved in any proceeding, whether civil, criminal, administrative, or investigative, because that person is or was serving as one of our directors or officers, or was serving at our request as a director or officer of any other enterprise. We have also entered into indemnification agreements with our directors and executive officers that provide for the indemnification described above and maintain directors' and officers' liability insurance. In addition, the selling stockholders have agreed to indemnify our officers and directors against certain liabilities arising in connection with this offering, including liabilities under the Securities Act.

     The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware Corporation Law and our Amended and Restated Certificate of Incorporation.

ITEM 16.  EXHIBITS

  EXHIBIT
   NUMBER                            DESCRIPTION
  -------                            -----------
     4.1     Rights Agreement dated as of August 18, 1997 between DT
             Industries, Inc. and Chase Mellon Shareholder Services,
             L.L.C., as Rights Agent (incorporated herein by reference to
             Exhibit 1 to the Company's Current Report on Form 8-K dated
             August 18, 1997, filed with the SEC on August 19, 1997)
     4.2     Amendment No. 1 to the Rights Agreement by and between DT
             Industries, Inc. and Chase Mellon Shareholder Services,
             L.L.C., dated as of November 5, 1998 (incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on
             Form 10-Q for the quarter ended December 27, 1998, filed
             with the SEC on February 10, 1999)
     4.3     Amendment No. 2 to the Rights Agreement by and between DT
             Industries, Inc. and Chase Mellon Shareholder Services,
             L.L.C., dated as of November 17, 2000 (incorporated by
             reference to Exhibit 4 to the Company's Quarterly Report on
             Form 10-Q for the quarter ended March 25, 2001, filed with the SEC on May 9, 2001)
     4.4     Specimen stock certificate representing DT Industries, Inc.
             common stock (incorporated by reference to the Company's
             Registration Statement on Form S-1, File No. 33-75174, filed with the SEC on February 11, 1994)
    5*       Opinion of Katten Muchin Zavis Rosenman
    23.1     Consent of PricewaterhouseCoopers LLP
    23.2*    Consent of Katten Muchin Zavis Rosenman (included in Exhibit
             5)
    24*      Power of Attorney (included on the signature page of the
             initial filing of this Registration Statement)
    99.1*    Share Purchase Agreement, dated May 9, 2002, by and among DT
             Industries, Inc. and the purchasers listed on Schedule A
             thereto
    99.2*    Exchange Agreement, dated May 9, 2002, by and among DT
             Industries, Inc., DT Capital Trust, Stephen J. Perkins, John
             M. Casper and Gregory D. Wilson, as the regular trustees of the Trust, The Bank of New York and each of the investors
             listed on Schedule A thereto
    99.3*    Twelfth Amendment to Fourth Amended and Restated Credit
             Facilities Agreement, dated as of May 9, 2002

---------------

* Previously filed.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dayton, Ohio on December 5, 2002.


                                          DT INDUSTRIES, INC.

                                          By:      /s/ JOHN M. CASPER
                                            ------------------------------------
                                                       John M. Casper
                                                  Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 5, 2002.



                    SIGNATURE                                              TITLE
                    ---------                                              -----

                        *                                    Chairman of the Board of Directors
 ------------------------------------------------
                 James J. Kerley


                        *                             President, Chief Executive Officer and Director
 ------------------------------------------------              (Principal Executive Officer)
                Stephen J. Perkins


                        *                                Senior Vice President -- Finance and Chief
 ------------------------------------------------        Financial Officer (Principal Financial and
                  John M. Casper                                    Accounting Officer)


                        *                                                 Director
 ------------------------------------------------
                William H.T. Bush


                        *                                                 Director
 ------------------------------------------------
                 Charles A. Dill


                        *                                                 Director
 ------------------------------------------------
                 Lee M. Liberman


                        *                                                 Director
 ------------------------------------------------
                  John F. Logan


                        *                                                 Director
 ------------------------------------------------
                Charles F. Pollnow


                        *                                                 Director
 ------------------------------------------------
                Robert C. Lannert


               */s/ JOHN M. CASPER
    -----------------------------------------
                  John M. Casper
                 Attorney-in-fact

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                                                                 DESCRIPTION
  -------                                                                 -----------
    23.1                                                 Consent of PricewaterhouseCoopers LLP